SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549


                                    FORM 6-K

                            REPORT OF FOREIGN ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934


For the month of December 13, 2001

                                   MERANT plc
                 (Translation of Registrant's Name Into English)

               The Lawn, Old Bath Road, Newbury, England RG14 1QN
                    (Address of Principal Executive Offices)


         (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)


     Form 20-F   X                                    Form 40-F _____
              -------

         (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

         Yes   X                                            No  _____
            -------

         (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b): 82-795.)


                       LONDON STOCK EXCHANGE ANNOUNCEMENT

RNS Number:6398O
Schroders PLC
13 December 2001

FORM SAR 3

Lodge with Company Announcements Office (which will publicise and copy to the Panel). A copy must also be sent to the company the shares of which are acquired.

Date of disclosure:     13/12/01

DISCLOSURE UNDER RULE 3 OF THE RULES GOVERNING SUBSTANTIAL ACQUISITIONS OF SHARES ("SARs")

Date of acquisition     12/12/01

Acquisition in          Merant plc



1.  Class of voting    Number of shares over    If rights over shares
    Shares (e.g.       shares acquired          acquired, as opposed
    Ordinary shares)                            to the shares
                                                themselves, specify
                                                nature of rights.
   2p Ordinary shares    100,000 shares

2.  Resultant total     Resultant total         Total percentage
holding of voting       holding of rights over
shares (and % of        shares (and % of total
voting shares in        voting shares in issue)
issue)
20,256,762 shares                                (15.01%)
(15.01%)

3.	Party making disclosure           Schroders plc
4.   (a) Name of person                 Schroders plc on behalf of
     acquiring shares or                institutional clients on a non-
     rights over shares                 beneficial basis
     over shares and, if
     different, beneficial
     owner
     (b) Names of any other
     persons acting by agreement
     or understanding (see SAR 5)

Signed, for and on behalf of the party named in (3) above

(Also print name of signatory)     Alison Dunn (Regulatory Reporting
Officer)

Telephone and extension number     020 7658 2959 (Direct line)

                         ___________________________

Note.     Under SAR 5, the holdings of and acquisitions by persons
acting by agreement or understanding must be aggregated and treated as a holding of or acquisition by one person. Note 3 on SAR 5 requires persons who must aggregate holdings to disclose certain disposals.

For full details of the SARs disclosure requirements, see Rules 3 and 5 of the SARs. If in doubt, contact the Panel on Takeovers and Mergers, Tel. No.: 020 7638 0129


END
SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                       MERANT plc
                                       (Registrant)


Date:  December 13, 2001             By: /s/ Leo Millstein
                               --------------------------------------
                                     Leo Millstein
					       Vice President & General counsel